UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 December 2013

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Mr Gosnell and Ms Manz, both persons discharging managerial responsibility (‘PDMR’), inform the Company of their beneficial interests. (3 December 2013)	Announcement Mr Gosnell, a PDMR, informs the Company of his beneficial interests. (20 December 2013)

Announcement

Company Notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

Mr Blazquez and Ms Moriarty, PDMRs, inform the Company of their beneficial interests.

(10 December 2013)

Announcement Company announces total voting rights. (31 December 2013)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 7 January 2014	By: /s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:27 03-Dec-2013
Number	31527-CB68

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 2 December 2013 that the following persons discharging managerial responsibilities ("PDMR") had received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") on 2 December 2013 upon the exercise of options as detailed below:

Name of	Grant	Option	No. of	Shareplan
PDMR	Date	Price	Ordinary
Shares

D	1	£8.28	2,022	Diageo UK Sharesave
Gosnell	December			Scheme 2010
	2008	£9.41	114
A Manz				Diageo UK Sharesave
	1			Scheme 2000
December
2010

As a result of these transaction, the interests of PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

D Gosnell	154,007

A Manz	21,209

J Nicholls

Deputy Company Secretary

3 December 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:18 10-Dec-2013
Number	31417-774C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

 1. It received notification on 10 December 2013 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 December 2013 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	10

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 December 2013 under the Plan, by the

Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	10

D Gosnell	10

A Morgan	10

S Moriarty	9

L Wood	9

I Wright	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £19.27.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

 2. It received notification on 10 December 2013 that Dr FB Humer, a director of the Company, had purchased 430 Ordinary Shares on 10 December 2013 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £19.27.

 3. It received notification on 9 December 2013 that the following PDMRs had received Ordinary Shares on 9 December 2013 upon the exercise of options as detailed below:

 4.

Name of	Grant	Option	No. of	Shareplan
PDMR	Date	Price	Ordinary
			Shares

N	1	£8.28	404	Diageo UK
Blazquez	December			Sharesave
	2008	£9.41	956	Scheme
S				2000
Moriarty	1
	December			Diageo UK
	2010			Sharesave
				Scheme
				2010

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	50,042

D Mahlan	227,858 (of which 136,659 are held as ADS)

Name of PDMR	Number of Ordinary Shares

N Blazquez	71,805

D Gosnell	154,017

A Morgan	162,380

S Moriarty	35,689

L Wood	2,317

I Wright	57,578

P D Tunnacliffe

Company Secretary

10 December 2013

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:30 20-Dec-2013
Number	31230-A3B5

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 19 December 2013 that David Gosnell, a person discharging managerial responsibility ("PDMR"), transferred 44,634 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") held in his own name to his spouse Mrs Susan Gosnell on 19 December 2013.

As a result of this transaction, Mr Gosnell's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) remain unchanged at 154,017.

P D Tunnacliffe

Company Secretary

20 December 2013

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	10:46 31-Dec-2013
Number	31043-C864

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,201,224 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes

243,149,675Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,511,051,549and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

31 December 2013